

April 27, 2011

Mr. Joshua W. Sapan
President and Chief Executive Officer
AMC Networks Inc.
11 Penn Plaza
New York, NY 10001

      Re: AMC Networks Inc.
               Amendment #1 to Form 10-12B
               Filed April 21, 2011
               File No. 001-35106

Dear Mr. Sapan:

We have reviewed your amended Form 10 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 56

1. We note your response to comment 10 from our letter dated April 8, 2011. While the reference to the safe harbor is permitted in the information statement provided by Cablevision to its shareholders, it is not permitted in the Form 10 filed by AMC Networks, Inc. Please revise to remove the reference from the Form 10.

Comparison of Consolidated Year Ended December 31, 2010…, page 65

2. We note your response to comment 13 from our letter dated April 8, 2011. Revise each of the segment discussions to further explain the underlying causes of material line item shifts. For example, your discussion of the increase in fiscal 2010 National

Networks revenue does not explain why you were able to charge higher prices for advertising and why your contractual affiliation rates increased. As another example, you provide little narrative disclosure regarding the net increase in fiscal 2010 International and Other technical and operating expenses. These are just examples.

Liquidity and Capital Resources, page 79

3. Per comment 17 from our letter dated April 8, 2011, supplement your revised disclosure to indicate the amount of contractual debt obligations the company was solely responsible for before the spin-off.

Executive Compensation, page 89

Key Elements of 2011 Expected Compensation from the Company, page 96

Restricted Stock Awards and Performance Awards, page 97

4. We note that 2011 restricted stock awards will be based upon the achievement of a target rate growth of AOCF. Please confirm that you will disclose this target growth rate in your 2012 discussion of 2011 compensation, if material to an overall understanding of the compensation paid to your named executive officers.

5. We note that your performance awards will be tied to performance measures based solely on the company's revenues, AOCF and free cash flow results. Please tell us how you will annually evaluate your five-year plan with respect to these financial metrics to determine the amount of awards to make to your named executive officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Joshua W. Sapan
AMC Networks Inc.
April 27, 2011
Page 3

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Via facsimile to (212) 558-3588
        Trevor Ogle, Esq.
        Sullivan & Cromwell LLP